SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  NAVIDEC, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   63934 Q 309
                                 (CUSIP Number)


                          Manuel Pablo Zuniga-Pflucker
                               11999 Katy Freeway
                                    Suite 560
                              Houston, Texas 77079
                                 (281) 556-6200
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                               September 10, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Names of Reporting Persons; I.R.S. Id. Nos. of Reporting Persons (entities only)

     Manuel Pablo Zuniga-Pflucker

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [X]

(3)  SEC Use Only

(4)  Source of Funds (See Instructions) OO

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)  Citizenship or Place of Organization

     USA

   Number of            (7)  Sole Voting Power: 1,605,062
    Shares
 Beneficially           (8)  Shared Voting Power: _____
   Owned by
    Each                (9)  Sole Dispositive Power: 1,605,062
  Reporting
   Person               (10) Shared Dispositive Power: _____
    With:

(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     Manuel Pablo Zuniga-Pflucker

(12) Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) [ ]

(13) Percent of Class Represented by Amount in Row (11)

     10.6%

(14) Type of Reporting Person (See Instructions)

     IN

Item 1. Security and Issuer.

     Common Stock, no par value (the "Common Stock"), of Navidec, Inc., a Colorado corporation ("Navidec"). The address of the principal executive offices of Navidec, Inc., 6399 South Fiddler's Green Circle, Suite 300, Greenwood Village, Colorado 80111.

Item 2. Identity and Background.

     Manuel Pablo Zuniga-Pflucker
     Present principal occupation or employment: President and Director of Navidec, Inc. Principal business and address of organization in which employment is conducted: 11999 Katy Freeway, Suite 560, Houston, Texas 77079

     During the last five years Manuel Pablo Zuniga-Pflucker has not been convicted in a criminal proceeding or been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Citizenship: Peruvian

Item 3. Source and Amount of Funds or Other Consideration.

     The securities were received by Manuel Pablo Zuniga-Pflucker in the share exchange merger between BPZ Energy, Inc. and Navidec, Inc. reported on Form 8-K filed for the event dated September 10, 2004.

Item 4. Purpose of Transaction.

     To merge with Navidec, Inc. and become a wholly-owned subsidiary.

     (a) The Merger Agreement provides for additional earn-out provisions that could result in total shares of Navidec, Inc. owned of up to three times the shares reported herein.

     (b)  N/A

     (c)  N/A

     (d) The above referenced transaction resulted in a change in control of the board of directors.

     (e)  N/A

     (f) The principal business of Navidec is now oil and gas exploration and energy production in South America.

     (g) We plan to seek a name change to BPZ Energy, Inc. and an increase in share capital.

     (h)  N/A

     (i)  N/A

     (j)  N/A

Item 5. Interest in Securities of the Issuer.

     (a) Manuel Pablo Zuniga-Pflucker beneficially owns 1,605,062 shares of Common Stock, which represents approximately 10.6% of the issued and outstanding shares of Common Stock.

     (b) Manuel Pablo Zuniga-Pflucker has sole power to vote or direct the vote and to dispose or direct the disposition of 1,605,062 shares of Common Stock.

     (c) Other than as set forth herein, there have been no transactions in Common Stock effected by 1,605,062 during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Manuel Pablo
          Zuniga-Pflucker.

     (e)  Not applicable.

Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Other than the rights established in the BPZ/Navidec Merger Agreement, Manuel Pablo Zuniga-Pflucker is not party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the issuer, including but not limited to agreements to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

     10.1 - Merger Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed July 13, 2004 (SEC File No. 0-29098).

     10.2 - Closing Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed September 10, 2004 (SEC File No. 0-29098).

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

September 13, 2004


     By: /s/ Manuel Pablo Zuniga-Pflucker
     ------------------------------------
     Manuel Pablo Zuniga-Pflucker